Exhibit 21.1

List of Subsidiaries of Gogo Inc.

Name of Subsidiary	Jurisdiction of Organization	Ownership Percentage

AC BidCo LLC	Delaware	100%
Gogo Business Aviation LLC	Delaware	100%
Gogo Connectivity Ltd.	Canada	100%
Gogo Finance Co. Inc.	Delaware	100%
Gogo Intermediate Holdings LLC	Delaware	100%